Exhibit 2.2

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made as of the 27th day of October, 2006, by and between Valentis, Inc., a Delaware corporation (“Seller”), and Juvaris BioTherapeutics, Inc., a Delaware corporation (“Purchaser”).

RECITALS

WHEREAS, Seller is a biotechnology company that was engaged in the development of innovative products for peripheral arterial disease (“PAD”).  On July 11, 2006, Seller announced that no statistically significant difference was seen in the primary endpoint or any of the secondary endpoints in its Phase IIb clinical trial of VLTS 934 in PAD.  As a result, Seller has decided to wind down its business;

WHEREAS, on the terms and conditions contained in this Agreement, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, certain of Seller’s machinery, equipment, intellectual property and other assets; and

WHEREAS, in connection with such sale and purchase, Purchaser is in discussions with Landlord (defined below) to agree upon a subleasing arrangement among Purchaser, Seller and Landlord with respect to the premises occupied by Seller under the Office Lease (defined below), which subleasing arrangement is expected to be replaced by a new real property lease with respect to such premises directly between Purchaser and Landlord, pursuant to which it is expected that the Office Lease and Seller’s continuing obligations thereunder would terminate.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

Definitions And References

“Business Day” means any day that is not a Saturday, Sunday or a day on which the commercial banks in New York, New York are required or permitted to be closed.

“Closing” means the consummation of the sale of the Purchased Assets to Purchaser pursuant to Section 4.3 hereof.

“Closing Date” means the date upon which a Closing occurs as set forth in Section 4.3 of this Agreement.

“Excluded Assets” has the meaning set forth in Section 2.3.

“Knowledge” of a Person which is not an individual means the actual knowledge (as of the date(s) of the relevant representation) of the executive officers and directors of such Person.

“Landlord” means ARE-819/863 Mitten Road, LLC, a Delaware limited liability company.

“Office Lease” means that certain SFO Office Complex Office Lease, dated March 18, 1997, between Seller, as tenant, and ARE-819/863 Mitten Road, LLC, a Delaware limited liability company, as successor in interest to SFO Office Associates LLC, a California limited liability company, as landlord, as amended by that certain First Amendment to Lease, dated as of March 18, 1997, that certain Second Amendment to Lease, dated as of August 24, 2000, and that certain Second Amendment to Leases, dated as of April 10, 2001.

“Person” means any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise, or any government or political subdivision or any agency, department or instrumentality thereof.

“Price Allocation” has the meaning set forth in Section 4.5.

“Premises” means that certain real property that is subject to the Office Lease.

“Purchased Assets” has the meaning set forth in Section 2.2.

ARTICLE II

Purchase and Sale of Assets

Section 2.1.            Agreement to Purchase and Sell.  On the terms and subject to the conditions contained in this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell to Purchaser, all of Seller’s right, title and interest in and to the Purchased Assets (as hereinafter defined).

Section 2.2.            Enumeration of Purchased Assets.  Seller’s machinery, equipment, furniture and other assets set forth on Schedule 2.2 shall constitute the “Purchased Assets.”

Section 2.3.            Excluded Assets.  The Purchased Assets shall only include the assets set forth in Section 2.2, and shall not include any other asset of the Seller, which other assets are referred to herein as “Excluded Assets.”

ARTICLE III

Liabilities

Section 3.1.            Payment of Rent; Access to Premises and Purchased Assets.  Purchaser shall pay to Landlord, on Seller’s behalf, an aggregate amount of up to $[39,000] per month to cover Seller’s rental obligations under the Office Lease with respect to the lease months of November and December 2006, unless this Agreement is terminated prior to the commencement of the applicable month or unless the Office Lease is terminated (the “Assumed Liabilities”).  During such period, Seller shall allow Purchaser and Purchaser’s employees, agents and representatives reasonable access to, and use of, the Purchased Assets and the Premises.  Notwithstanding the above, at such time as Purchaser and Landlord have agreed upon reasonable and customary terms of a formal sublease agreement with respect to the Premises (including rental payments at least equal to those described above and provisions for the limitation of any historical liabilities under the terms of the Office Lease as it relates to Purchaser), then (i) Seller agrees to enter into such sublease agreement within two Business Days of its delivery to Seller and (ii) the obligations of the parties described in the preceding two sentences shall be replaced in their entirety by the terms of such sublease agreement.  In addition, upon (i) Purchaser’s entering into a real property lease directly with Landlord with respect to the Premises and (ii) the termination of the Office Lease, Seller will assign to Purchaser, to the extent legally permissible, Seller’s interest, in all buildings, structures, improvements and fixtures erected, installed or located in, on or at the Premises.

Section 3.2.            Excluded Liabilities.  Except for the Assumed Liabilities, Purchaser shall not assume and shall not be deemed to have assumed, any debt, claim, obligation or other liability of Seller whatsoever (the “Excluded Liabilities”), all of which shall remain the sole responsibility and obligation of Seller.

ARTICLE IV

Purchase Price; Manner of Payment and Closing

Section 4.1.            Consideration.  The purchase price (the “Purchase Price”) for the Purchased Assets shall be Five Hundred Thousand Dollars ($500,000).  The Purchaser agrees to pay the Purchase Price in the manner described in Section 4.3 below.  The Purchase Price shall be allocated among the Purchased Assets in the manner described in Section 4.5 below.

Section 4.2.            Time and Place of the Closing.  The closing of the transactions contemplated by this Agreement shall take place on or before November 28, 2006 at the offices of Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, CA 94304 (the “Closing”), subject to Section 4.4 and Article VI hereof.  The date on which the Closing occurs in accordance with the foregoing is referred to in this Agreement as the “Closing Date.”  In the event the Closing does not occur on or before November 28, 2006, as a result of any failure by Purchaser to meet the conditions described in Section 6.1, then this Agreement shall expire without effect unless Seller indicates in writing to Purchaser an interest in conducing a Closing after November 28, 2006.  In the event Purchaser has met the conditions described in Section 6.1 on or before November 28, 2006, and Seller has not met the conditions described in Section 6.2(a) (not as a result of any fault by Purchaser), then (i) the Closing shall nevertheless be deemed to have occurred on the date of Purchaser’s meeting of the conditions described in Section 6.1 and (ii) any remaining deliveries to be made by Seller hereunder shall be made within five Business Days of the Closing.

Section 4.3.            Manner of Payment of the Consideration.  At the Closing, Purchaser shall pay the Purchase Price by wire transfer of immediately available funds to an account designated by Seller, which Seller shall designate by written notice delivered to Purchaser not later than two (2) days prior to the Closing Date.

Section 4.4.            Closing Deliveries.  At the Closing:

(a)           Seller shall execute and deliver to Purchaser a Bill of Sale, substantially in the form attached as Exhibit A and such other bills of sale, endorsements, assignments and such other instruments of transfer and conveyance, in form and substance reasonably satisfactory to Purchaser’s counsel, as shall be effective to vest in Purchaser as of the Closing Date good title to all of the Purchased Assets as provided herein;

(b)           in addition to the foregoing, there shall be executed and delivered at the Closing the following:

(i)            by Seller to Purchaser, a certificate, dated the Closing Date and signed by Seller’s President, Chief Executive Officer or Chief Operating Officer, certifying that the representations and warranties of Seller contained in Section 5.2 are accurate and complete both when made and at and as of the Closing Date with the same effect as though made at and as of such time and that all covenants required by the terms hereof to be performed by Seller on or before the Closing Date, to the extent not waived by Purchaser in writing, have been so performed in all material respects (or, if any such covenant has not been so performed, indicating that such covenant has not been performed);

(ii)           by Seller to Purchaser, a certificate, dated the Closing Date and signed by Seller’s President, Chief Executive Officer or Chief Operating Officer attaching (A) a certified copy of the resolutions of the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and all documents associated herewith; and (B) a certified copy of the certificate of incorporation and bylaws of Seller and all amendments thereto;

(iii)          by Purchaser to Seller, a certificate, dated the Closing Date and signed by Purchaser’s President, Chief Executive Officer or Chief Operating Officer, certifying that the representations and warranties of Purchaser contained in Section 5.1 are accurate and complete both when made and at and as of the Closing Date with the same effect as though made at and as of such time and that all covenants required by the terms hereof to be performed by Purchaser on or before the Closing Date, to the extent not waived by Seller in writing, have been so performed in all material respects (or, if any such covenant has not been so performed, indicating that such covenant has not been performed); and

(iv)          by Purchaser to Seller, a certificate, dated the Closing Date and signed by Purchaser’s President, Chief Executive Officer or Chief Operating Officer attaching (A) a certified copy of the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance of this Agreement and all documents associated herewith; and (B) a certified copy of the certificate of incorporation and bylaws of Purchaser and all amendments thereto.

Section 4.5.            Allocation of Consideration.  The Purchase Price shall be allocated among the Purchased Assets in the manner required by Section 1060 of the Internal Revenue Code of 1986, as amended (the “Price Allocation”).  The Purchase Price shall be allocated among the Purchased Assets in accordance with a schedule to be mutually agreed upon by Seller and Purchaser as soon as practicable following the date of this Agreement.  Each party agrees to file timely an IRS Form 8594 reflecting the Price Allocation for the taxable year that includes the Closing Date and to make any timely filing required by applicable state or local laws.  Each party hereto shall adopt and utilize the Price Allocation for purposes of all tax returns filed by them and shall not voluntarily take any position inconsistent with the foregoing in connection with any examination of any tax return, any refund claim, any litigation proceeding or otherwise, except that Purchaser’s cost for the Purchased Assets may differ from the amount so allocated to the extent necessary to reflect Purchaser’s capitalized acquisition costs other than the amount realized by Seller.  In the event that the Price Allocation is disputed by any taxing authority, the party receiving notice of the dispute shall promptly notify the other party of such dispute and the parties hereto shall cooperate in good faith in responding to such dispute to preserve the effectiveness of the Price Allocation.

Section 4.6.            Transfer Taxes.  All transfer, registration, stamp, documentary, sales, use and similar taxes (including, but not limited to, all applicable real estate transfer taxes), any penalties, interest and additions to tax, and court, registration and filing fees incurred in connection with this Agreement shall be the responsibility of and be timely paid by Purchaser.  Seller and Purchaser shall cooperate in the timely making of all filings, returns, reports and forms as may be required in connection therewith.

ARTICLE V

Representations and Warranties

Section 5.1.            Purchaser’s Representations and Warranties.  Purchaser represents and warrants to Seller that:

(a)           Purchaser is a Delaware corporation validly existing and in good standing under the laws of the jurisdiction of its organization.  Purchaser is duly qualified and in good standing in each jurisdiction in which the nature of its business requires it to be so qualified.

(b)           Purchaser has full power and authority to enter into and perform this Agreement and all documents and instruments to be executed by Purchaser pursuant to this Agreement.  The execution and delivery of this Agreement by Purchaser, and the performance by Purchaser of all of its obligations hereunder, have been duly authorized and approved prior to the date hereof by all necessary corporate action.  This Agreement has been duly executed and delivered by Purchaser and constitutes its legal, valid and binding agreement, enforceable against it in accordance with its terms.

(c)           No consent, authorization, order or approval of, or filing or registration with, any governmental authority or other person is required for the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated by this Agreement.

(d)           Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, will conflict with or result in a breach of any of the terms, conditions or provisions of any agreement or instrument to which Purchaser is a party or any of its properties is subject or bound or any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or governmental authority or of any arbitration award that is binding upon Purchaser.

(e)           Purchaser has not dealt with any person or entity who is or may be entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from Seller for arranging the transactions contemplated hereby or introducing the parties to each other.

(f)            As of the Closing, Purchaser shall have sufficient cash on hand to pay the Purchase Price and to make all other necessary payments of fees and expenses in connection with the transactions contemplated by this Agreement.

(g)           PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN SECTION 5.2

BELOW, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY MATTER RELATING TO THE PURCHASED ASSETS INCLUDING, WITHOUT LIMITATION, INCOME TO BE DERIVED OR EXPENSES TO BE INCURRED IN CONNECTION WITH THE PURCHASED ASSETS, THE VALUE OF THE PURCHASED ASSETS (OR ANY PORTION THEREOF), THE TRANSFERABILITY OF THE PURCHASED ASSETS, TITLE TO THE PURCHASED ASSETS (OR ANY PORTION THEREOF), OR ANY OTHER MATTER OR THING RELATING TO THE PURCHASED ASSETS OR ANY PORTION THEREOF.  WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE PURCHASED ASSETS.  PURCHASER FURTHER ACKNOWLEDGES THAT PURCHASER HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE PURCHASED ASSETS AND ALL SUCH OTHER MATTERS RELATING TO OR AFFECTING THE PURCHASED ASSETS AS PURCHASER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH ITS ACQUISITION OF THE PURCHASED ASSETS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS SECTION 5.1, PURCHASER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS.  ACCORDINGLY, PURCHASER WILL ACCEPT THE PURCHASED ASSETS AT THE CLOSING “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS.”

Section 5.2.            Seller’s Representations and Warranties.  Seller represents and warrants to Purchaser that:

(a)           Seller is a Delaware corporation validly existing and in good standing under the laws of the jurisdiction of its organization.  Seller is duly qualified and in good standing in each jurisdiction in which the nature of its business requires it to be so qualified.

(b)           Seller has full power and authority to enter into and perform this Agreement and all documents, agreements and instruments to be executed by Seller pursuant to or in connection with this Agreement (collectively, “Seller’s Ancillary Documents”).  The execution and delivery by Seller of this Agreement and Seller’s Ancillary Documents, and the performance by Seller of all of its obligations hereunder and thereunder, have been duly authorized and approved prior to the date hereof by all necessary corporate action.  This Agreement has been, and Seller’s Ancillary Documents will be, duly executed and delivered by duly authorized officers of Seller.  This Agreement constitutes, and Seller’s Ancillary Documents will constitute, legal, valid and binding agreements, enforceable against Seller in accordance with their terms.

(c)           No consent, authorization, order or approval of, or filing or registration with, any governmental authority or other person or entity not furnished at or prior to Closing is required for the execution and delivery of this Agreement and Seller’s Ancillary Documents and the consummation by Seller of the transactions contemplated by this Agreement and Seller’s Ancillary Documents.  Except as noted above, neither the execution and delivery by Seller of this Agreement and Seller’s Ancillary Documents, nor the consummation by Seller of the transactions contemplated hereby and thereby, will conflict with or result in a breach of any of the terms, conditions or provisions of any agreement or instrument to which Seller is a party or any of its properties is subject or bound or any statute or administrative regulation, or of any order, writ, injunction, judgment or decree of any court or any governmental authority or of any arbitration award, in each case to which Seller is subject or by which Seller is bound, which conflict or breach could have a material adverse effect on Seller, the Purchased Assets or the transactions contemplated by this Agreement.

(d)           Seller has good and valid title to and the power to sell the Purchased Assets, free and clear of all mortgages, liens, pledges, security interests, charges, claims restrictions and other encumbrances and defects of title of any nature whatsoever, except for (i) liens for taxes, assessments and similar charges not yet due and payable or which are being contested in good faith, (ii) worker’s, carrier’s and materialman’s or similar liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith, and (iii) other liens that are immaterial in character, amount and extent, and which do not detract from the value or interfere with the use of the Purchased Assets.

(e)           There is no litigation or proceeding, in law or in equity, pending against Seller with respect to the Purchased Assets and there are no proceedings or governmental investigations before any commission or other administrative authority pending against or, to Seller’s Knowledge, threatened against Seller with respect to the Purchased Assets.

(f)            Seller has not dealt with any person or entity who is or may be entitled to a broker’s commission, finder’s fee, investment banker’s fee or similar payment from Purchaser for arranging the transactions contemplated hereby or introducing the parties to each other.

ARTICLE VI

Conditions to Closing

Section 6.1.            Conditions to Seller’s Obligations.  The obligation of Seller to consummate the transactions contemplated hereby is subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)           Seller’s receipt of Purchaser’s closing deliveries pursuant to Section 4.4; and

(b)           Seller’s receipt of the Purchase Price pursuant to Section 4.3.

Each of the foregoing conditions is for the benefit of Seller, which may waive any of such conditions at, or prior to, the Closing.

Section 6.2.            Conditions to Purchaser’s Obligations.  The obligation of Purchaser to consummate the transaction contemplated hereby is subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)           Purchaser’s receipt of Seller’s closing deliveries pursuant to Section 4.4;

(b)           Purchaser’s completion of an equity financing with gross proceeds to Purchaser of at least $10.0 million; and

(c)           Purchaser’s entering into a real property lease directly with Landlord with respect to the Premises.

Each of the foregoing conditions is for the benefit of Purchaser, which may waive any of such conditions at, or prior to, the Closing.

ARTICLE VII

Other Agreements

Section 7.1.            Further Assurances.  The parties shall execute such further documents, and perform such further acts, as may be reasonably necessary to transfer and convey the Purchased Assets to Purchaser, on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the transactions contemplated hereby.

Section 7.2.            Efforts and Actions to Cause Closings to Occur.  Upon the terms and subject to the conditions of this Agreement, each of Seller and Purchaser shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other to do, all things necessary, proper or advisable (subject to any applicable laws) to consummate the Closing as promptly as practicable, including, but not limited to, the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing and the taking of such actions as are reasonably necessary to obtain any requisite approvals, authorizations, consents, orders, licenses, permits, exemptions or waivers by any third party or governmental entity.  In addition, no party hereto shall take any action after the date hereof that could reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any governmental entity or other Person required to be obtained prior to Closing.

Section 7.3.            Survival.  The representations, warranties, covenants and agreements of the parties hereto contained in this Agreement or any agreement delivered in connection herewith shall survive the consummation of the transaction contemplated hereby and continue until the first anniversary of the Closing Date.

Section 7.4.            No-Shop.  Between the date hereof and 11:59 p.m. (California time) on November 28, 2006 (the “Expiration Date”), neither Seller nor its officers or directors will, nor will Seller or its officers or directors direct any of Seller’s employees, agents or affiliates to, take any action to solicit or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any corporation, partnership, person or other entity or group (other than discussions with Purchaser) regarding any acquisition, disposition, transfer, assignment, pledge, license or sublicense of (1) the Purchased Assets, (2) the Office Lease or (3) Seller’s interest in all buildings, structures, improvements and fixtures erected, installed or located in, on or at the Premises.  In the event Closing does not occur on or before the Expiration Date, this Section 7.4 and all rights and obligations that flow therefrom shall expire without effect.

ARTICLE VIII

Termination

Section 8.1.            Termination by Seller.  This Agreement may be terminated by Seller in the event that Seller shall not have received the Purchase Price within one (1) Business Day of the Closing Date.

Section 8.2.            Effect of Termination and Abandonment.  In the event of termination of the Agreement pursuant to this Article 8, written notice thereof shall as promptly as practicable be given by Seller to Purchaser and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto.  If this Agreement is terminated as provided herein all obligations of the parties shall terminate, except that Seller shall retain any and all rights to damages as a result of Purchaser’s breach of this Agreement.

ARTICLE IX

Miscellaneous

Section 9.1.            Publicity.  Except as otherwise required by law, press releases concerning this transaction shall be made only with the prior approval of Seller and Purchaser, which approval shall not be unreasonably withheld.

Section 9.2.            Notices.  All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile or by nationally recognized private courier.  Notices delivered by hand, by facsimile or by nationally recognized private courier shall be deemed given on the first Business Day following receipt; provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail on or before two Business Days after its delivery by facsimile.  All notices shall be addressed as follows:

if to Purchaser:	Juvaris BioTherapeutics, Inc. 6200 Stoneridge Mall Road, 3F Pleasanton, CA 94588 Telecopier: (925) 399-6100 Attention: CEO
with a copy to:	Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 Telecopier: (650) 493-6811 Attention: Mario M. Rosati, Esq.
if to Seller to:	Valentis, Inc. 863A Mitten Road Burlingame, CA 94010 Telecopier: (650) 652-1990 Attention: CEO
with copies to:	Latham & Watkins LLP 633 W. Fifth St., Ste. 4000 Los Angeles, CA 90071 Telecopier: (213) 891-8763 Attention: Mr. Peter M. Gilhuly, Esq.

or, in each case, at such other address as may be specified in writing to the other party.

Section 9.3.            Expenses.  Other than as set forth in this Agreement, each of Seller and Purchaser will bear their respective costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

Section 9.4.            Entire Agreement.  This Agreement and the instruments to be delivered by the parties pursuant to the provisions hereof constitute the entire agreement between the parties.  Each Exhibit and Schedule attached hereto shall be considered incorporated into this Agreement.

Section 9.5.            Applicable Law.  This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal laws of the State of California applicable to contracts made therein, without regard to rules of conflicts of law.

Section 9.6.            Binding Effect; Benefit.  This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 9.7.            Assignability.  This Agreement shall not be assignable by either party without the prior written consent of the other party.

Section 9.8.            Amendments.  This Agreement shall not be modified or amended except pursuant to an instrument in writing executed and delivered on behalf of each of the parties hereto.

Section 9.9.            Headings.  The headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

Section 9.10.          Bulk Sales Laws.  The parties hereto hereby waive compliance with the provisions of any applicable bulk sales laws, including Article 6 of the Uniform Commercial Code as it may be in effect in any applicable jurisdiction.

Section 9.11.          Counterparts.  This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same Agreement.

Section 9.12.          Dispute Resolution.  Purchaser and Seller agree that any dispute arising out of or relating to this Agreement, including the breach, termination or validity thereof, shall be finally resolved by arbitration in accordance with the CPR Institute for Dispute Resolution Rules for Non-Administered Arbitration then currently in effect, by a sole arbitrator. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrator(s) may be entered by any court having jurisdiction thereof.  The place of arbitration shall be San Francisco, California.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

VALENTIS, INC.

By:	/s/ John J. Reddington
Name: John J. Reddington
Title: Chief Operating Officer

JUVARIS BIOTHERAPEUTICS, INC.

By:	/s/ Martin D. Cleary
Name: Martin D. Cleary
Title: President & CEO

EXHIBIT A

BILL OF SALE

KNOW ALL PERSONS BY THESE PRESENTS that on this        day of                       , 2006, the undersigned, Valentis, Inc., a Delaware corporation (the “Seller”), pursuant to the terms of that certain Asset Purchase Agreement by and between the Seller and Juvaris BioTherapeutics, Inc., a Delaware corporation (the “Purchaser”) dated October     , 2006 (the “Asset Purchase Agreement”), and in consideration for the purchase price set forth in the Asset Purchase Agreement and other good and valuable consideration all as more particularly set forth in the Asset Purchase Agreement, receipt whereof is hereby acknowledged, does hereby sell, assign, transfer, convey and deliver unto the Purchaser, all of the Seller’s right, title, and interest in and to the Purchased Assets (as such term is defined in Section 2.2 of the Asset Purchase Agreement).

TO HAVE AND TO HOLD the same unto the said Purchaser, its successors and assigns, forever.

The Purchased Assets are hereby transferred in AS-IS, WHERE-IS condition, without representation or warranty as to condition, title or otherwise except as provided in the Asset Purchase Agreement.

Seller does hereby agree to execute and deliver such further instruments of conveyance, transfer and assignment and to take such other and further action as Purchaser reasonably may request more effectively to convey, transfer and assign any of the Purchased Assets and properties conveyed hereunder and to confirm title thereto.

This Bill of Sale is delivered in connection with the Asset Purchase Agreement and is subject to and shall be governed by the terms and conditions thereof.  In the event of any ambiguity or inconsistency between the terms hereof and the terms of the Asset Purchase Agreement, the terms hereof shall prevail.

IN WITNESS WHEREOF, the Seller has executed this Bill of Sale on the date set forth above.

VALENTIS, INC.

By:
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INDEX OF SCHEDULES

Schedule	Description
2.2	Equipment